Exhibit 99.2

April 27, 2023

Yandex Q1 2023 Earnings: Letter to Shareholders

1. Introduction and Overview

●	Current geopolitical tensions, their impact on the Russian and global economy, and the related stresses in the broader social and business environment, continue to create exceptional challenges for our business and our team. Thus in 2023, we continue to focus on stricter capital allocation, cost optimization and efficiency improvements, while remaining committed to investing in the development of our core verticals and selective high growth potential businesses, as well as in further advancing our strong technological expertise.
●	In Q1 2023, we were able to increase our headcount by 19% year-on-year to 22.7 thousand full-time employees as of the end of March of 2023 (up 9% compared to December 2022).
●	On March 15, 2023, as a result of the continued geopolitical circumstances affecting Russia and their potential impact on the company, we received a notice from the Listing Qualifications Staff of Nasdaq which determined to delist the company’s securities from the Nasdaq Global Select Market as of March 24, 2023, exercising its broad discretionary authority under Nasdaq Listing Rule 5101 to delist securities. On March 21, 2023, we submitted a request for a hearing to appeal such determination. A hearing will be held by the end of April 2023, and the delisting of our Class A shares will be stayed pending the issuance of a written decision of the hearings panel. Until then the trading halt that was implemented on February 28, 2022, remains in effect. As of the date of this Letter to shareholders, our shares continue to trade on the Moscow Exchange, however the liquidity of our shares on that exchange remains limited to the number of shares held in the Russian National Stock Depository (NSD) system.
●	The Board is progressing the proposed restructuring of the Yandex group’s overall ownership and governance with a view to ensuring the group’s sustainable development and success of all of our businesses over the longer term (as previously announced in November 2022). The Board is working in particular on the potential divestment by our Dutch parent company of ownership and control of a number of our core businesses, including all Russia-based businesses. The Board also aims to enable the international divisions of certain services (self-driving, cloud computing, data labeling/AI training and EdTech) to develop independently from the Russia-based businesses. Our goal is to come to our shareholders for approval of a restructuring proposal later this year.
●	On April 21, 2023, Yandex entered into an agreement with Uber NL Holdings 1 B.V., a subsidiary of Uber Technologies Inc., and on the same day Yandex acquired Uber’s entire remaining 28.98% interest in the MLU B.V. mobility joint venture, for total consideration in cash of USD 702.5 million. The boards of directors of both Uber and Yandex approved this transaction and it was not subject to the approval of the shareholders of either party. The parties received all required regulatory approvals.
●	Below are our comments on our Q1 2023 results across the key businesses. Overall, our total group revenue increased by 54.0% year-on-year and reached RUB 163.3 billion. The company’s adjusted EBITDA reached RUB 12.8 billion, delivering a 7.8% margin. The year-on-year dynamic of our adjusted EBITDA is primarily explained by the one-off personnel expenses incurred in Q1 2022 (an additional (13th) month’s salary in the amount of RUB 5.9 billion paid to employees in March 2022), as well as the timing of certain operational expenses in Q1 2023 (primarily advertising and marketing shifted to the following quarters). Our adjusted Net Income amounted to RUB 2.6 billion.

2. Search & Portal and Advertising

●	Search & Portal revenues increased by 54.2% year-on-year in Q1 2023 driven by solid performance in the Yandex Advertising Network and Search. In Q1 2023, SMB clients remained the key driver of the revenue growth.
●	In line with our expectations (communicated previously), we began to see a normalization of year-on-year growth in April as we now compete against a high base of last year (i.e., the effects of last year’s changes in the competitive landscape have annualized).
●	All advertising categories demonstrated a positive year-on-year dynamic in Q1 2023 with Finance & Insurance, Real Estate, Education & Employment, IT & Telecom and Healthcare leading the growth.

●	Search remains the key contributor to our advertising revenue and the key source of ad inventory. In Q1 2023, our total search share reached 63.3%, up 2.3 pp on a year-on-year basis mainly driven by our distribution activities and product improvements (which include enhanced ranking and design of our product search results, the introduction of the film vertical, the launch of search results by objects in the medical field, the release of substantial improvements on our mobile Yandex Browser, and further developments to our Corporate Yandex Browser, among others). Our search share on iOS reached 49.1% in Q1, increasing 3.0 pp compared to a year ago, while on Android our search share amounted to 62.6%, up 2.7 pp compared to Q1 2022.
●	We continue to leverage our technological expertise in developing in-house language models and in-house AI training capabilities to further advance our AI models. We are currently working on an enhanced version of our next generation language model YaLM 2.0 (Yet Another Language Model), a GPT-like bilingual neural network for generating and processing text.
●	The Advertising Network was the key driver of the growth in our ad revenue in Q1 2023 (ahead of Search), which was supported by both our efforts to expand ad inventory (especially in apps) as well as development of our ad products portfolio (adding new and improving efficiency of existing ad formats). As of the end of March 2023, the total number of partners increased by a third compared to the same period in 2022, with a strong 3x growth observed in our in-app ad network.
●	Product-wise we continue to focus on the SMB and e-commerce sector. Yandex Business (our easy-to-use monthly subscription for SMB) now allows our clients to advertise products from different marketplaces within a single ad campaign as well as the expanded number of platforms where the clients promote their businesses. In addition, our efforts in ad efficiency improvement allowed us to bring 20% more conversions for the same ad budgets to our Yandex Business clients on a year-on-year basis in Q1 2023, while keeping the growth pace in both the average check and number of clients.
●	In Q1 2023, our conversion-oriented strategies (aimed at better customization and higher ad efficiency for our clients) contributed 54% to Search & Portal ad revenue and 74% to Yandex’s ad network revenue (up 4 pp and 7 pp from Q4 2022 respectively).

3. Mobility

●	Our Mobility business performed well in Q1 2023. Mobility trips grew by 22% year-on-year on the back of rider base increase and order frequency growth across all our regions of presence. GMV grew 34% year-on-year to RUB 225 billion, driven by a solid increase of share of non-economy tariffs which grew by 3 pp year-on-year.
●	Earnings of our ride-hailing partners grew 37% year-on-year which is faster than Mobility GMV growth and totaled RUB 200 billion in Q1 2023. Earnings per active driver increased 15% year-on-year across all of our geographies. This growth was driven by further improvements of marketplace efficiency: rides per active driver grew by 3% year-on-year in total and by 8% in Russia specifically. We ended the quarter with 1.4 million active drivers worldwide; this is a 19% increase compared to the previous year. Our effective take rate was below 10% in Q1 2023.
●	In March 2023 we had 40.9 million active customers in our Yandex Go app, up 19% year-on-year and up 1.7% quarter-on-quarter. User base growth was driven by the fast-growing CIS and EMEA regions as well as by our mature market in Russia.
●	CIS and EMEA growth in trips brought about 60% of total Mobility trips increase in absolute terms. EMEA trips continued to grow, at a rate of 3.1 times year-on-year, followed by the CIS which increased by 40% year-on-year. Total share of trips outside of Russia continued to grow and constituted 31% of total in Q1 2023 compared to 25% a year ago. Trips in Russia demonstrated an acceleration of year-on-year growth: 12% in Q1 2023 compared with 8% in Q4 2022.

4. E-commerce

●	Q1 2023 E-commerce GMV grew by 67%, bringing absolute GMV to RUB 108 billion (broadly in line with RUB 112 billion in seasonally strongest Q4 2022). The growth dynamic was affected by the abnormally high base of last year, when GMV growth in February 2022 exceeded 2.7 times and was 2.6 times in March 2022. In April 2023, we are seeing an acceleration of GMV growth rates due to the expansion of the merchant base and assortment, the development of advertising tools (which resulted in ad revenue increase by 2.4 times year-on-year) and logistics infrastructure (primarily an expansion of our branded pick-up points network).
●	In Q1 2023, we continued to focus on the improvement of unit economics across all E-commerce businesses and achieved 240 bps year-on-year improvement. Yandex Market was the main contributor with approximately 3 pp improvement in unit economics compared to Q1 2022. Key factors contributing to this dynamic were increasing efficiency in fulfillment and delivery (due to higher share of orders delivered to our branded pickup points), growth of 3Р take rates, as well as optimization of customer acquisition costs and promo activities.
●	We continued to develop our logistics infrastructure, primarily our branded pick-up points network, which almost doubled to 7.7 thousand during the first quarter and exceeded 8.5 thousand in early Q2 2023. We are now processing more than half of all orders through pick-up points, and we expect to increase GMV per pick-up point in future. The development of pick-up points not only helps to reduce delivery costs (cost per order improved by 35% year-on-year in Q1 2023), but also increases brand awareness, which optimizes customer acquisition costs.
●	Unit Economics of our Lavka Russia and Eats grocery verticals (excluding the effect of our acquisition of Delivery Club) also improved by 5 pp each, compared to Q1 2022, while Lavka in Russia achieved breakeven on adjusted EBITDA level in Q1 2023. The efficiency of both Eats grocery and Lavka benefited from further optimization of fulfilment and logistics costs, as a result of growing density (orders per dark store per day grew by more than 30% in Lavka Russia), as well as a result of increased share of smart batching. Our grocery business also enjoyed significant growth of user frequency in new and mature cohorts.
●	Among other developments, we note the following:
o	The number of active sellers increased by 86% year-on-year in Q1 2023 to 52.9 thousand, while the number of total unique sellers listed on our platform reached 81 thousand.
o	The total number of SKUs increased by 1.8 times quarter-on-quarter to 75.3 million at the end of Q1 2023, and the share of ex-Electronics categories continued to grow (in line with our assortment diversification strategy).
o	Order frequency increased by 10% compared to the previous quarter on the back of assortment expansion, growing share of high frequency categories (such as FMCG and Home), and further development of Market 15 (an efficient instrument of new customers acquisition and frequency increase).
o	The number of active buyers grew by 42% year-on-year to 15.3 million driven by improvements in our B2C product and user experience.

5. Other O2O services:

●	GMV of our other O2O services grew by 71% year-on-year in Q1 2023, with Yandex Food Delivery and Yandex Delivery services including Delivery Club, being the largest contributors, with the growth exceeding 121% year-on-year.
●	Yandex Food Delivery continued to benefit from integration with Delivery Club. We continued to focus on improving operational efficiency. With doubled share of batched orders in Q1 2023, we managed to reduce click-to-eat time by 10% year-on-year. All these efforts resulted in orders-per-hour increase by 50% year-on-year in Q1 2023, which in turn allowed our partnering couriers to earn more on a per-hour basis and provided our restaurant partners with incremental orders.
●	Our last- and middle-mile Delivery business accelerated parcel growth rates in Q1 2023 compared to the previous quarter on the back of growing penetration of e-commerce and food delivery as well as business expansion beyond Russia. Share of deliveries outside of Russia approached a quarter of total deliveries in Q1 2023. GMV grew slower than the number of parcels in Q1 2023, at 79% year-on-year, as a result of an increased share of batched orders and a growing share of next-day-delivery (NDD). These models are essential for facilitating further growth of ecommerce development across our geographies, including our internal e-commerce services, as well as third party food and non-food retailers.

6. Additional comments on other fast-growing businesses:

●	Plus and Entertainment Services revenues increased by 129% year-on-year, which was mainly driven by the growth of subscription revenue (which grew 102% year-on-year) on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including licensing, advertising and Afisha. The number of Yandex Plus subscribers reached 22.1 million (up 77% year-on-year) as of the end of Q1 2023. Average revenue per paying subscriber in March 2023 increased by 43% year-on-year compared to 34% in December 2022.
●	On average, Plus subscribers demonstrate higher frequency (by c.30%) and higher spending (by c.70%) compared to non-Plus users across our key transactional services as well as better retention. Plus subscribers continued to generate a substantial part of GMV for our Food Delivery and E-commerce services: on average, more than 67% of GMV for Lavka, Eats and Market compared to 55% in the previous quarter.

●	Kinopoisk maintains its top position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK report for Q1 2023. The number of monthly viewing subscribers has reached 9.6 million.
●	In February 2023, we publicly released Index Kinopoisk Pro, which evaluates viewers’ interest and measures popularity of all TV series in Russia since January 2021. "King and Jester", the original project of Kinopoisk, became one of the most popular among all TV series in Russia in the first quarter of 2023 and the most successful Kinopoisk premiere to date reaching an audience of 3 million viewing subscribers. It is also our first project around which Plus Studio has built a large-scale franchise involving other Yandex services: an exhibition with tickets exclusively sold on Yandex Afisha, a podcast about band history and film making aired on Yandex Music, an upcoming book release on Bookmate, as well as the clothing collection promoted and sold in collaboration with Yandex Market.
●	Yandex Music continues to lead among music streaming services in terms of the number of subscribers (both total and paid subscribers), according to a GfK report for Q1 2023. We continued to expand our Yandex Music library: the number of podcasts and audiobook episodes has now exceeded 1.2 million. The monthly listening audience of the service (MAU) has almost doubled in March 2023 compared to last year, where our recommendation system “My Vibe” was the largest contributor to growth.

●	Cloud revenues increased 127% year-on-year in Q1 2023, supported by product portfolio expansion as well as an improvement in our market share on the back of increasing demand for our services. Product-wise, during this quarter we introduced a significant update of Yandex Tracker for businesses, enhanced the SpeechKit Brand Voice product line, introduced a new version of the Call Center service and many other features, helping our customers to improve the quality of their client interactions.

●	The revenue of Devices and Alice increased by 172% year-on-year to RUB 6.1 billion in Q1 2023. The business benefited from solid demand for our smart devices and own-branded smart TVs supported by effective promotional activities. Since the launch of our first smart device in late 2018, we have sold more than 6 million items. In early April, we introduced new smart home devices with Zigbee protocol support. We have already launched a sale of our new Max Station, Yandex Hub and a set of sensors in Russia, Belarus and Kazakhstan.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of April 27, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA, adjusted EBITDA margin and adjusted Net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated April 27, 2023.